Exhibit (a)(5)(ii)
EGL STOCK TENDER OFFER — QUESTIONS AND ANSWERS
EGL, Inc. Stock Tender Offer
Questions and Answers
1. What is EGL announcing with regard to its stock?
EGL, Inc. (referred to as “we” or “us” in these Questions and Answers) has announced a tender offer with the intention of purchasing 9,615,000 million shares of its common stock, par value $0.001 per share, including the associated preferred stock purchase rights, through a procedure commonly referred to as a modified “Dutch Auction” tender offer. This procedure will allow you to select the price within the range of $22.50 to $26.00 per share at which you are willing to sell your shares to us. Our common stock was trading at $22.63 per share as of the close of the market on August 29, 2005, the day that we announced the tender offer.
2. What is a tender offer?
Tender means offer to sell; therefore, a tender offer simply means that if you own shares of our common stock, you have the opportunity to offer to sell your shares to us. Participation in the tender offer is voluntary, and it is completely your choice whether or not to tender your shares in the offer.
3. Why is EGL doing this?
Our Board of Directors has analyzed our business, the sector and the opportunities and challenges ahead and has determined that the tender offer is a prudent use of our financial resources given our share price, our ability to generate cash from operations, borrowing capacity and the current and projected economic environment. Our Board of Directors also considered risks and uncertainties, including the potential for positive and negative developments relating to our business. Our Board of Directors believes that incurring debt to fund the tender offer is a prudent use of our financial resources and an effective means of providing value to our shareholders without compromising our access to liquidity to meet our working capital or capital investment requirements. However, neither we nor the Board of Directors, Banc of America Securities LLC, the Dealer Manager for the tender offer, Morrow & Co., Inc., the Information Agent for the tender offer, or the Computershare Investor Services, L.L.C., the Depositary for the tender offer, are making any recommendation to you as to whether to tender or refrain from tendering shares or as to the purchase price or prices at which you may choose to tender your shares. Our directors and executive officers have informed us that they do not intend to tender shares pursuant to the offer. You must make your own decision regarding whether to accept this tender offer and, if so, how many shares to tender and at what price.
4. How long do I have to decide what I want to do?
You may tender your shares until the tender offer expires. The tender offer will expire on Wednesday, September 28, 2005, at 5:00 p.m., New York City time, unless we extend the tender offer. If you hold shares through the Employee Stock Purchase Plan, your deadline is three business days before the expiration of the tender offer.
If you intend to exercise stock options in order to tender shares in the tender offer, you will need to exercise your options by 5:00 p.m. New York City time, three business days before the expiration of the tender offer in order to obtain shares to tender before the tender offer expires. PLEASE NOTE: If you exercise such options less than three business days before the tender offer expires, then in order to allow sufficient time for shares to be tendered by the expiration date, you must either (1) exercise by cashless hold, or (2) provide payment to your broker by wire transfer and accept shares by electronic delivery to your broker. If you do not already have a broker, you may contact Smith Barney at (888) 367-4777.

5. How do I tender (offer to sell) my shares?
You will receive a tender offer package that will provide you with the complete details of the tender offer and instructions on how to tender your shares if you wish to do so. Remember that if you own shares through multiple plans or brokers, you will be receiving packages from each. Should you choose to tender shares from multiple plans or brokers, you will need to follow the tender instructions for each, which will require completing separate tender forms.
6. What happens if I want tender shares that I own in the Employee Stock Purchase Plan?
If you have shares of our common stock in your Employee Stock Purchase Plan account, you will have the opportunity to tender those shares. You will receive a package at your home next week from Smith Barney. The material in the package will explain your choices in detail and give you instructions on how to tender your shares if you wish to do so. If you choose to tender, the money from the sale of your shares will be distributed to you by Smith Barney.
If you own shares through multiple plans or brokers, you will be receiving packages from each. Should you choose to tender shares from multiple plans or brokers, you will need to follow the tender instructions for each, which will require completing separate tender forms.
7. What happens if I want to tender vested stock options?
If you have been granted stock options and any of those options have vested, you will receive a package at your home next week from our Compensation Department outlining what you should do if you choose to exercise any or all of your vested options in order to tender your shares. It also will provide you with information regarding who to call should you have any questions. Remember that if you own shares through multiple plans or brokers, you will be receiving packages from each. Should you choose to tender shares from multiple plans or brokers, you will need to follow the tender instructions for each, which will require completing separate tender forms.
8. What happens if I want to tender shares of restricted stock?
Because of the restrictions on transfer imposed on shares of restricted stock by the relevant option plan or award agreement, holders of shares of restricted stock may only tender those shares once such restrictions have lapsed. If the relevant transfer restrictions have lapsed, shares of restricted stock may be tendered in the manner described above with respect to shares of common stock generally. Questions regarding the tendering of shares of restricted stock may be directed to our Compensation Department.
9. How do I know how many shares I actually own and can tender?
If you hold shares outright or through the Employee Stock Purchase Plan, you will be receiving detailed information at home regarding the tender offer and how to find out how many shares you own. If you own shares through more than one plan or brokerage account you will receive multiple packages; therefore, it is important that you read each package in detail. If you have been granted stock options and any of those options have vested, the package that you will be receiving will provide information regarding the number of vested options available for exercise and subsequent tender.
10. Who can I talk to for more information about what this all means to me?
If you own shares, we recommend that you wait until you receive your tender offer package(s) in the mail and have had an opportunity to review the details of the tender offer. Then, if you have questions regarding your personal situation and how the tender offer impacts the various plans through which you may hold our common stock, beginning Tuesday, August 30, you may call:
•	Regarding stock options: call your broker or, if you do not hold your stock options through a broker, Smith Barney at
(888) 367-4777; you may also call Marta H. Johnson, Associate General Counsel of EGL, at (281) 618-3100

•	Regarding restricted stock: call Marta H. Johnson, Associate General Counsel of EGL, at (281) 618-3100

•	Regarding shares owned through the Employee Stock Purchase Plan: call Smith Barney at (800) 367-4777 or Marta H. Johnson, Associate General Counsel of EGL, at (281) 618-3100

•	Regarding shares owned by you not held in any plans: Morrow & Co., Inc. at (800) 607-0088
Representatives will be available at these numbers to answer associate questions from 9 a.m. through 7 p.m., New York City time, Monday through Friday.
11. What price will I get for shares that I sell?
If you decide to tender your shares in the tender offer, you must either (1) specify the price or prices, not greater than $26.00 nor less than $22.50 per share, at which you are willing to sell your shares to us in the tender offer or (2) specify that you will sell your shares at the purchase price ultimately paid for shares properly tendered in the tender offer, which could result in you receiving a price per share as low as $22.50. After taking into account the number of shares tendered and the prices specified by tendering shareholders, we will select the lowest price within the stated range that will allow us to purchase up to $250 million of our common stock, assuming that a sufficient number of shares are tendered.
If you tender your shares at or below the purchase price selected by us in the tender offer, then you will receive the purchase price for each share that is purchased (all shares purchased by us in the tender offer will be purchased at the same price, even if you indicated you were willing to sell your shares for less than the purchase price).
12. How many shares will EGL purchase?
We will purchase 9,615,000 shares in the tender offer, or such lesser number of shares as are properly tendered and not withdrawn. The 9,615,000 shares represent approximately 20.3% of our outstanding common stock as of August 24, 2005. If more than 9,615,000 shares are tendered, all shares tendered at or below the purchase price will be purchased on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares), which will be purchased on a priority basis and shares conditionally tendered, which will, to the extent feasible, be selected for purchase by random lot.
The tender offer is not conditioned on any minimum number of shares being tendered. Our goal is to purchase up to $250 million of our shares in the tender offer. In the event the final purchase price is less than the maximum price of $26.00 per share and more than 9,615,000 shares are tendered in the tender offer at or below the purchase price, we intend to exercise our right to purchase up to an additional 2% of our outstanding shares without extending the tender offer so that we repurchase up to $250 million of our shares. By way of example, if the final purchase price is $25.00, we intend to purchase up to an additional 385,000 of our outstanding shares to the extent tendered in the tender offer. We also expressly reserve the right, in our sole discretion, to purchase additional shares subject to applicable legal requirements.
13. Will all the shares I tender at or below the purchase price be purchased by EGL?
If at the end of the tender period less than 9,615,000 shares have been tendered (offered to be sold) at or below the purchase price, then we will purchase all shares properly tendered (and no proration will apply).
If at the end of the tender period more than 9,615,000 shares have been tendered (offered to be sold) at or below the purchase price, then the number of shares purchased by us will be prorated. For example, if 9,615,000 shares are sought by us and 19,230,000 shares are tendered at or below the purchase price by shareholders, then 50% of what each shareholder offered to sell at or below the purchase price will actually be bought. So, in this instance, if you tendered 1,000 shares, 500 of those would be purchased by us.

14. Can the tender offer be extended, amended or terminated, and under what circumstances?
We can extend or amend the tender offer at our sole discretion. If we extend the tender offer, we will delay the acceptance of any shares that have been tendered. We can terminate the tender offer under certain circumstances.
15. How will I be notified if EGL extends the offer or amends the terms of the tender offer?
We will issue a press release by 9:00 a.m., New York City time, no later than the business day after the previously scheduled expiration date if we decide to extend the tender offer. We will announce any amendment to the tender offer by making a public announcement of the amendment.
16. Will I have to pay brokerage fees and commissions if I tender my shares?
If you hold your shares through a broker, bank or other nominee and your broker tenders shares on your behalf, your broker may charge you a fee for doing so. We urge you to consult your broker or nominee to determine whether any charges will apply.
If you are a holder of record of your shares or hold your shares through the Employee Stock Purchase Plan and you tender your shares directly to the Depositary, you will not incur any brokerage fees or commissions.
17. Will I have to pay any taxes if I decide to sell some of my shares?
The receipt of cash for your tendered shares will generally be treated for United States federal income tax purposes either as (1) a sale or exchange eligible for capital gain or loss treatment or (2) a dividend. We encourage you to review the tender offer package(s) mailed to your home and talk to your tax advisor about your personal situation.
18. What if I own fewer than 100 shares?
Special procedures will apply to tendering shareholders who own less than 100 total shares. The tender offer package will explain these procedures.
19. What if I want to conditionally tender shares?
Special procedures will apply to tendering shareholders who conditionally tender their shares. The tender offer package will explain these procedures.
20. How do I maximize the chance that EGL will purchase my shares?
If you want to maximize the chance that we will purchase your shares, instead of specifying a price at which you tender (offer to sell) your shares, you may tender your shares at whatever purchase price we determine through the “Dutch Auction” process described above. This election will cause you to receive a price per share as low as $22.50 or as high as $26.00 per share.
You will need to read your tender materials carefully to ensure you comply with them and respond by the deadline outlined in each package.

21. When will I know how many of my shares have been sold?
We will distribute a news release announcing the preliminary results of the tender offer, including the preliminary proration information, if applicable, promptly after the end of the tender period. Then, within four to five business days, we will distribute a news release announcing the final results of the tender offer, including the prorated percentage of shares purchased, if applicable. Copies of these news releases will be made available to associates and posted on the Internet at www.eaglegl.com.
22. If I decide to sell, when will I get my money?
If you decide to sell, the purchase price for the shares you tendered and accepted by us will be paid to you promptly after it has been determined what percentage of the total number of shares tendered will be purchased by us.
23. What if I do not want to sell?
If you do not want to sell your shares, do nothing.
24. If I decide not to tender, how will the tender offer affect my shares?
Those who elect not to tender will have a greater percentage ownership following the tender offer and thus a greater stake in the our future results, opportunities and risks.
25. Do you have a recommendation about what I should do?
Our Board of Directors has approved the tender offer. However, neither we nor the Board of Directors makes any recommendation to you as to whether you should tender your shares or as to the purchase price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which your shares should be tendered.
ADDITIONAL LEGAL INFORMATION:
This document is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of our common stock. The tender offer is being made only pursuant to the Offer to Purchase and the related materials that we will distribute to our shareholders. Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders will be able to obtain a free copy of the Issuer Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that EGL is filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov and on our website at www.eaglegl.com. Shareholders may also obtain a copy of these documents, without charge, from Morrow & Co., Inc., the Information Agent for the tender offer, by calling Morrow & Co. toll free at (800) 607-0088.